FOR IMMEDIATE RELEASE                        Exhibit 1

Craig M. Hammett - Vice President, Chief Financial Officer 402-341-4500


  CalEnergy Announces Closing of CE Electric UK Funding Co.
            $362 Million Senior Note Offering and
             Pounds 200 Million Sterling Bond Offering


     OMAHA, NEBRASKA, December 16, 1997 --- CalEnergy
Company, Inc. ("CalEnergy" or the "Company") (NYSE, PCX and
LSE Symbol: CE) announced today that CE Electric UK Funding Company, an indirect subsidiary of the Company (the "Funding Company"), closed the sale of $125 million of its 6.853%
Senior Notes due 2004, and $237 million of its 6.995% Senior Notes due 2007 (collectively, the "Senior Notes"), and pounds 200 million of its 7.25% Sterling Bonds due 2022 (which are guaranteed as to scheduled payments of principal and interest pursuant to a financial guarantee insurance policy issued by AMBAC Insurance UK Limited). The Senior Notes were rated BBB+, Baa1 and A- by Standard & Poor's, Moody's and Duff & Phelps, respectively. The Sterling Bonds were rated AAA and Aaa by Standard & Poor's and Moody's, respectively.

     The Funding Company will use the net proceeds from the $362 million Senior Note offering, together with the net proceeds from the pounds 200 million Sterling Bond offering, to refinance in full the term loans incurred by its wholly-owned subsidiary, CE Electric UK Holdings, to finance the acquisition of Northern Electric plc and for other general corporate purposes.

     Craig Hammett, Vice President and Chief Financial Officer, stated, "The closing of this refinancing and the assignment of investment grading ratings for CE Electric UK Funding enhances the Company's overall capital structure and reflects the recognition of the credit quality of the Company's U.K. assets and cash flows."

     CalEnergy, which manages and owns interests in over 5,000 net MW of power generation facilities in operation, construction and development worldwide, currently operates
20 generating facilities and also supplies and distributes electricity to 1.5 million customers.


                      www.calenergy.com

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